EXHIBIT 3.1
     RESOLVED, that the following Section 3.15 is hereby added to the Amended and Restated Bylaws of the Company:
          “3.15. Lead Director. The independent directors of the Board shall meet in executive session at least twice a year. The director to preside at one or more separate executive sessions of the independent directors shall be selected by the independent directors from among themselves, or by a procedure of selection adopted by the independent directors (the “Lead Director”). The Company may disclose in its proxy statement the identity of such Lead Director. The Lead Director shall (i) prepare the agendas for executive sessions of the independent directors and chair those sessions, (ii) facilitate communications between the Chairman and other members of the Board, and (iii) act as a liaison to shareholders who request direct communication with the Board.
          The Secretary shall promptly forward to the Lead Director those stockholder communications that he or she believes require immediate attention and also provide the Lead Director on a quarterly basis with a summary of all communications and actions taken in connection therewith. The Lead Director shall notify the Board or the chairs of the relevant committees of the Board of those matters which he or she believes are appropriate for further discussion or action.”